

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

<u>Via E-mail</u>
D. Hunt Ramsbottom, Jr.
Chief Executive Officer
Rentech Nitrogen GP, LLC
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> **Re:** **Rentech Nitrogen Partners, L.P.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-176065**

Dear Mr. Ramsbottom:

We have received your response to our prior comment letter to you dated October 7, 2011 and have the following additional comments.

<u>Use of Proceeds, page 61</u>

1. Please provide separate amounts for the use of proceeds for the urea expansion project, DEF build-out and FEED for your ammonia capacity expansion project. Please also include disclosure that other funds will be needed to complete some of these projects. Refer to Instruction 3 to Item 504 of Regulation S-K.

<u>Selected Historical Financial Information, page 78</u>

2. Please provide a narrative that explains what the pro forma information shows and a description of the transactions. The narrative can be similar to the presentation on page 20 under "Summary Historical and Pro Forma Financial Information."

<u>Compensation Discussion and Analysis, page 147</u>

3. We note your response to comment 51 of our letter to you dated September 1, 2011. Please revise the disclosure under "Performance Goals Applicable to Our

Shared NEOs" on pages 154 to 155 and "Performance Goals Applicable to Our Non-Shared NEOs (Other than Mr. Wallis)" on pages 155 and 156 to disclose the actual results in quantitative terms. Additionally please revise goals one and two on page 156 and goal five on page 157 under "Sales Incentive Program" to state each goal and the actual results in quantitative terms.

IPO-Related Equity Awards, page 158

4. We note the statement in the first paragraph that you expect to make IPO Grants "[i]n connection with this offering" and in the second paragraph that "[a]ny IPO Grants will be conditioned upon the closing of this offering." Please advise us whether you expect to make these grants prior to effectiveness. Please quantify the grants, if known, prior to effectiveness or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: David A. Zaheer
        Latham & Watkins LLP